UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2015

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 25, 2015, Concordia Healthcare Corp. (the “Corporation”) filed an amendment to the earn-out terms of the agreement for the sale and purchase of Amdipharm Mercury Limited on SEDAR at www.SEDAR.com, a copy of which is attached as Exhibit 99.1 hereto.

This report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Corporation’s Registration Statement on Form F-10 (Registration No. 333-205596).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson

	Title:	Chief Executive Officer

Date: November 25, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Second Deed of Amendment between the Sellers (as defined therein), Concordia Investments (Jersey) Limited and the Corporation, dated as of November 23, 2015, to the Agreement for the Sale and Purchase of Amdipharm Mercury Limited, dated as of September 4, 2015.